EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
($’s in 000’s)

	Years ended December 31
	2009	2008	2007	2006	2005
Fixed Charges:

Interest charges (per I/S)	$17,178	$18,852	$23,353	$16,353	$14,370

Less: net amortization of debt discount and premium and issuance expenses	308	288	460	456	686

Adjusted interest charges	16,870	18,564	22,893	15,897	13,684

Add: Net amortization of debt discount and premium and issuance expense	308	288	460	456	686

Interest portion of rental charges	162	414	686	552	542

Total fixed charges	$17,340	$19,266	$24,039	$16,905	$14,912

Earnings:

Pre-tax earnings	$168,827	$192,227	$232,876	$198,658	$168,877

Interest charges	16,870	18,564	22,893	15,897	13,684

Net amortization of debt discount and premium and issuance expense	308	288	460	456	686

Interest portion of rental charges	162	414	686	552	542

Total earnings	$186,167	$211,493	$256,915	$215,563	$183,789

Ratio of earnings to fixed charges	10.7	11.0	10.7	12.8	12.3

Note:	Currently amortization of debt discount and premium and issuance expenses are recorded and included within the interest expense line item. The above analysis starts with interest expense per the income statement and then subtracts the amortization figure in order to get to a “true” interest expense amount.